Exhibit 99.1

MATERIAL CHANGE REPORT

(Form 51-102F3)

1.	Name and Address of Company

Sangoma Technologies Corporation (the “Company”)
100 Renfrew Drive, Suite 100

Markham, Ontario
L3R 9R6

2.	Date of Material Change

February 27, 2023

3.	News Release

Attached as Schedule “A” is a copy of the press release relating to the material change, which was disseminated on February 27, 2023 through GlobeNewswire and filed on the SEDAR.

4.	Summary of Material Change

The Company announced that its board of directors (the “Board”) has appointed Norman Worthington, Chair of the Company’s Board, as Interim Executive Chairman, effective February 27, 2023. Mr. Worthington succeeds Bill Wignall, the Company’s former Chief Executive Officer. The Company also announced that Mr. David Moore, former EVP, Corporate Development is no longer with the Company and Mr. Allan Brett has been named the Company’s new lead independent director.

5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A” attached hereto.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Samantha Reburn
General Counsel

Tel: (905) 474-1990, extension 4134

9.	Date of Report

February 28, 2023.

SCHEDULE “A”

Sangoma Announces Leadership Changes

Reiterates 2023 Full Year Guidance

MARKHAM, ONTARIO, February 27, 2023 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced that its Board of Directors (the “Board”) has appointed Norman Worthington, Chair of the Company’s Board, as Interim Executive Chairman, effective immediately. Mr. Worthington succeeds Bill Wignall, who is no longer with the Company. The Board will immediately begin a search for a permanent CEO.

Mr. Worthington has over 30 years’ experience as an executive and founder within the software and software enabled services industry. Mr. Worthington previously held the position of Founder, Executive Chairman & Chief Executive Officer for Star2Star Communications- a cloud-native communications, collaboration, and integration solutions provider- which was acquired by Sangoma in 2021. Mr. Worthington received an undergraduate degree from New College of Florida and a law degree from Northwestern School of Law, Lewis & Clark College.

With Mr. Worthington taking on an executive role, the Board has also appointed Allan Brett to serve as lead independent director. In addition to Bill Wignall departing as President, CEO and director, David Moore has departed as EVP, Corporate Development with immediate effect.

“I appreciate the opportunity to serve in this role while the Board conducts a search for Sangoma’s next CEO,” said Mr. Worthington. “I am looking forward to partnering with Sangoma’s leadership team to ensure we continue to execute on behalf of our stakeholders as we build towards a pure SaaS business.”

“On behalf of the Board, I would like to thank Bill for his leadership during his tenure, including the Company’s evolution from hardware to a software, and now a SaaS business. He set the stage for Sangoma’s next phase of growth,” said Allan Brett. “We wish him nothing but the best.”

Fiscal Year 2023 Outlook

Management is reiterating its fiscal year guidance of revenue of $250 - $260 million and Adjusted EBITDA1 of $46 - $49 million.

About Sangoma Technologies Corporation

Sangoma Technologies is a trusted leader in delivering value-based Communications as a Service (CaaS) and Managed Service Provider (“MSP”) solutions for businesses of all sizes, including Managed Security, Managed SD-WAN and Managed Access. Sangoma’s cloud-based communication services include Unified Communication (UCaaS) business communications, Contact Center as a Service (CCaaS), Video Meetings as a Service (MaaS), Collaboration as a Service (Collab aaS), Communications Platform as a Service (CPaaS), Trunking as a Service (TaaS), Fax as a Service (FaaS), Device as a Service (DaaS), and Access Control as a Service (ACaaS). In addition, Sangoma offers a full line of communications Products, including premise-based UC systems, a full line of desk phones and headsets, and a complete connectivity suite (gateways/SBCs/telephony cards). Sangoma’s products and services are used in leading UC, PBX, IVR, contact center, carrier networks, office productivity, and data communication applications worldwide. Sangoma is also the primary developer and sponsor of Asterisk and FreePBX, the world’s two most widely used open-source communication software projects.

Sangoma Technologies Corporation is publicly traded on the Toronto Stock Exchange (TSX: STC) and Nasdaq (Nasdaq: SANG). Additional information on Sangoma can be found at: www.sangoma.com.

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1 Adjusted EBITDA is a non-IFRS financial measure used by the Company to monitor its performance and is defined as earnings before income taxes, interest expense (net), share-based compensation, depreciation (including the right-of-use assets), amortization, business integration costs, exchange listing expense, business acquisition costs, goodwill impairment and change in fair value of consideration payable. The reconciliation to the closest IFRS measure may be found in the Company’s second quarter fiscal 2023 MD&A on page 17 posted on February 10, 2023 at www.sedar.com and www.sec.gov.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the expected fiscal 2023 financial results, future success of our business, development strategies and future opportunities. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements. Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve inherent risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements, if at all. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected, estimated or anticipated in forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are, therefore, inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking statements contained in its management's discussion and analysis, annual information form and management information circular (each available on www.sedar.com) include, but are not limited to, risks and uncertainties associated with the integration of NetFortris, the remediation of material weaknesses, the impact of the continuing COVID-19 pandemic, changes in exchange rate between the United States dollar and other currencies, expectations regarding the amount of frequency of impairment losses, including as a result of the write-down of intangible assets, including goodwill, delay in project deliveries, changes in technology, changes in the business climate, changes to macroeconomic conditions, including rising interest rates and the occurrence of (or fears of an impending) economic recession, risks related to the COVID-19 (coronavirus) pandemic, changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN, impairment of goodwill and new competitive pressures, and acts of terrorism and war, hostilities and conflicts, including, but not limited to, Russia’s invasion of Ukraine in February 2022. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. Sangoma undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by law.

Sangoma Technologies Corporation

Larry Stock

Chief Financial Officer

(256) 428- 6285

investorrelations@sangoma.com

Media Inquiries

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